UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
May 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.
Publicly-Held Company

CNPJ/MF n. 60.643.228/0001-21
NIRE 35.300.022.807

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A.(“Fibria” or “Company”) (BM&FBOVESPA: FIBR3; NYSE: FBR) announces the approval of its Liability and Liquidity Management Policy by its Board of Directors.

The approval of this Policy reinforces Fibria’s commitment to regaining investment grade and permanently maintaining this rating, allowing the Company to diversify its investor base and expand its access to competitive sources of funding.

The Company establishes as a formal goal a range of 2.0x to 2.5x for the net debt over EBITDA ratio, not to exceed 3.5x even at the peak of its expansion cycles.

The Company also establishes the formal goal of maintaining the necessary liquidity to meet its operational cash conversion cycle and short term financial obligations.In addition, the Company may seek to strengthen its cash position, counting onrevolving credit facility, to meet the minimum cash requirements established by the ratings agencies.

The Liability and Liquidity Management Policy is available on the Company’s Investor Relations website at www.fibria.com.br/ri.

São Paulo, May 09, 2011.

FIBRIA CELULOSE S.A.
João Adalberto Elek Junior
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: May 9, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO